1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2008
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                               Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                               No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___.)

TSMC Reports Second Quarter EPS of NT$1.12
Hsin-Chu, Taiwan, R.O.C., July 31, 2008 — TSMC today announced consolidated revenue of NT$88.14 billion, net income of NT$28.77 billion, and diluted earnings per share of NT$1.12 (US$0.18 per ADS unit) for the second quarter ended June 30, 2008.
Year-over-year, second quarter revenue increased 17.6% while net income and diluted EPS increased 12.9% and 16.3%, respectively. On a sequential basis, second quarter results represent a 0.8% increase in revenue, an increase of 2.2% in net income, and an increase of 2.1% in diluted EPS. All figures were prepared in accordance with R.O.C. GAAP on a consolidated basis.
Second quarter business saw an improvement from the previous quarter, although revenue and margins continued to be negatively affected by the strength of the NT dollar. Despite the negative impact from the foreign exchange rate, our margins have exceeded guidance due to significant cost improvement and higher levels of wafer movements. Second quarter gross margin was 45.6%, operating margin was 34.5%, and net margin was 32.6%.
Advanced process technologies (0.13-micron and below) accounted for 63% of wafer revenues with 90-nanometer process technology accounting for 28% and 65-nanometer reaching 18% of total wafer sales.
“Even with a weakening macroeconomic environment, our second quarter results were either in line with or slightly higher than guidance announced at the end of April, thanks to our continual effort in driving cost reduction and increasing utilization rates,” said Lora Ho, VP and Chief Financial Officer of TSMC. “Based on our current business outlook, management expects third quarter revenue growth to be below seasonality. Management further expects overall performance for third quarter 2008 to be as follows”:
•	Revenue is expected to be between NT$90 billion and NT$92 billion;
•	Gross profit margin is expected to be between 45% and 47%;
•	Operating profit margin is expected to be between 34% and 36%.
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TSMC’s 2008 second quarter consolidated results :
(Unit: NT$million, except for EPS)

	2Q08		2Q07		YoY	1Q08		QoQ
	Amount*		Amount		Inc. (Dec.) %	Amount		Inc. (Dec.) %
Net sales	88,137		74,918		17.6	87,480		0.8

Gross profit	40,221		32,180		25.0	38,239		5.2

Income from operations	30,373		24,734		22.8	29,123		4.3

Income before tax	32,377		28,024		15.5	31,572		2.6

Net income	28,771		25,484		12.9	28,143		2.2

EPS (NT$)	1.12	**	0.96	***	16.3	1.10	****	2.1

*	2008 second quarter figures have not been approved by Board of Directors

**	Based on 25,634 million weighted average outstanding shares

***	Based on 26,409 million weighted average outstanding shares

****	Based on 25,610 million weighted average outstanding shares

TSMC Spokesperson	TSMC Acting Spokesperson:	For Further Information:

Ms. Lora Ho Vice President and CFO Tel: 886-3-566-4602	Mr. J.H. Tzeng Deputy Director, PR Department, TSMC Tel: 886-3-505-5028 Mobile: 886-928-882607 Fax: 886-3-567-0121 E-Mail: jhtzeng@tsmc.com	Mr. Richard C.Y. Chung Technical Manager, TSMC Tel: 886-3-505-5038 Mobile: 886-911-258751 Fax: 886-3-567-0121 E-Mail: cychung@tsmc.com	Mr. Michael Kramer Senior Administrator, TSMC Tel: 886-3-505-6216 Mobile: 886-926-026632 Fax: 886-3-567-0121 E-Mail: pdkramer@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: July 31, 2008	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer